Renovating Griffon

Opening the door to value creation


Griffon
CORPORATION


VOSS
CAPITAL



Table of Contents

- Overview & Summary
- Poor Returns for Shareholders
- Flawed Corporate Governance
- Unlocking Value for Shareholders
- Voss's Independent Director Nominee


OVERVIEW & SUMMARY



Voss Overview

- Voss Capital LLC is a SEC-registered investment advisor based in Houston, Texas, with $360 million assets under management.
- We specialize in underfollowed special situations and deep value opportunities, with an emphasis on actionable catalysts for value realization.
- We have had past success collaborating with management teams and boards to unlock shareholder value:
  - **Rosetta Stone (RST) – 62% return over nine months**
    - Identified private market interest in a segment of RST being overlooked in the public market.
  - **Benefytt Technologies – 66% return over nine months**
    - Identified private market interest and encouraged the Board to explore strategic alternatives.
  - **PAR Technology (PAR) – 470% return over four years**
    - Collaborated with the Board to add independent director Savneet Singh, who went on to become CEO of PAR.
  - **Quorum Information Technologies (QIS) – 260% return over six years**
    - Voss analyst Jon Hook was invited onto the Board of QIS to aid with M&A and corporate strategy.


VOSS

Overview: Griffon Corporation

Griffon Corporate

Consumer/Professional Tools

- Consumer & Professional Products segment ("CPP")
- Consumer and professional tools, home organization products
- US, UK and Australia brand portfolios




Jackson

$1.2bn LTM revenue
(48% of total)

$116mm LTM EBITDA
(37% of total)

Home & Building Products

- Home & Building Products segment ("HBP")
- Clopay - leading North American residential garage door manufacturer
- CornellCookson – leading commercial rolling steel door manufacturer





$1.0bn LTM revenue
(41% of total)

$181mm LTM EBITDA
(57% of total)

Defense Electronics

- Defense Electronics segment ("DE")
- Intelligence, surveillance and communications solutions
- 69% of sales to US government


Identification Friend
or Foe (IFF) Systems

$271mm LTM revenue
(11% of total)

$20mm LTM EBITDA
(6% of total)



Executive Summary: Key Dates

Voss preferred to avoid a proxy contest, but that was not an option


Sept. 2nd
Voss reaches out to Griffon for the first time
Sept. 9th
Voss and Griffon have initial discussion. Voss advocates selling DE
Sept. 27th
Griffon hires financial advisor to explore strategic alternatives for DE
Oct. 20th
Voss talks with Griffon CEO Ron Kramer, who begins discussion by suggesting that the Board would win a potential proxy contest; Voss offers suggestions, including improvements to corporate governance
Oct. 28th
Voss delivers nomination notice to Griffon
Nov. 9th
Voss talks with Griffon, who request a draft cooperation agreement from Voss, and both parties agree to send each other information
Nov. 12th
Voss sends Griffon the proposed cooperation agreement and requested information; Griffon never makes a counteroffer and does not send the agreed upon items
Nov. 16th
Griffon announces modest corporate governance changes
Dec. 17th
Griffon announces nomination of Michelle Taylor as director


VOSS

Executive Summary: Share Performance and Corporate Fundamentals

History of Poor Shareholder Returns

- Total Shareholder Return (TSR) in the bottom third of a self-selected proxy peer group[1] over the past five years and in the bottom quartile over the past ten years

Diluted Value for Attractive Underlying Businesses

- Outdated conglomerate structure: ~$50 million per year in unallocated corporate costs
- The Home & Building Products segment alone could be worth > 100% of Griffon's enterprise value

Shareholder Value Destroyed by Mismanagement

- Management has consistently delivered Return on Invested Capital ("ROIC") below Griffon's cost of capital
- EBITDA margins in the largest segment (CPP) have remained below those of the segment's closest peers[2]
  - Griffon announced an expensive margin improvement plan in that segment in late 2019, yet margins in FY 2022 will be lower than in FY 2019
- Griffon is selling DE after revenue fell 38% over five years

Source: FactSet; (1) See appendix slide "Griffon's Peers"; (2) SWK's Tools segment and Fiskars' Terra segment



Executive Summary: Corporate Governance & Executive Compensation

Lack of True Board Independence

- Griffon has outdated corporate governance provisions, such as a dual chair/CEO and classified board
  - Only after Voss's involvement did Griffon initiate minor changes
- CEO/Chairman Ron Kramer handpicked at least half of the past six Board additions, calling into question the true independence of these candidates
- The recent deal to acquire Hunter Fan exemplifies Griffon's poor corporate governance given a clear related party transaction involving Griffon's Lead Independent Director

Egregious Management Compensation

- Egregious management compensation: $30 million paid to top four executives in 2021
- Proxy advisors and shareholders have continually registered disapproval for Say-on-Pay
  - Despite this, CEO compensation has doubled over the last five years
  - Griffon had the highest paid CEO of any of its 21 proxy peers on average over the past ten years, while producing bottom tier total returns for shareholders

Source: FactSet



Executive Summary: Voss Capital Plan for Value Creation

We believe approximately **$50 per share in value** could be created through the successful implementation of our five-part plan:

1. Follow through with the company's belated sale of Defense Electronics
2. Explore alternatives for the company's Home & Building Products segment
3. Use cash from transactions to reduce debt and pay a special dividend to shareholders
4. Right size corporate overhead, which is bloated by exorbitant executive pay
5. Reinvigorate the current failed plan to improve margins in Consumer & Professional Products

Truly independent Board nominee

- Voss Capital has nominated one highly qualified individual, Charlie Diao, who will provide *truly* independent oversight and work to unlock value for all shareholders

Source: FactSet

Poor Returns for Shareholders



Long-term TSR Shows Consistent Underperformance

Griffon's TSR **trailed** its self-selected proxy peer group median[1] by **61% over the past five years** and by **132% over the past ten years**

- TSR **trailed** the S&P 600 Index[2] by **58% over the past five years** and by **28% over the past ten years**

TSR Over the Past Five Years[3]

	TSR
Griffon Corporation	8.1%
Proxy Peer Group Median	69.5%
S&P Small Cap 600	66.4%

TSR Over the Past Ten Years[4]

	TSR
Griffon Corporation	239.1%
Proxy Peer Group Median	370.7%
S&P Small Cap 600	267.3%

Source: FactSet; (1) Peers are from Griffon's December 2020 proxy statement; see appendix slide "Griffon's Peers"; (2) The S&P 600 Index measures the performance of 600 small-sized companies in the U.S; (3) Performance measured from December 20, 2016, through December 20, 2021; (4) Performance measured from December 20, 2011, through December 20, 2021



Near-Term Total Shareholder Return Has Been Mixed

Griffon pointed to its three-year TSR outperformance as evidence of a “proven track record of shareholder value-creation”(1)

- This is misleading; this TSR calculation is the result of **Griffon shares falling significantly just prior to the beginning of this measurement period**
- From May 31, 2018, to December 20, 2018 (the starting point of the three-year TSR), **Griffon had a TSR of (53.5%)**
- Griffon’s TSR of 15.7% since May 31, 2018 is less than half that of the S&P 600’s 38.5% TSR

TSR Since May 31, 2018(2)

40.0%
20.0%
0.0%
(20.0%)
(40.0%)
(60.0%)
(80.0%)
(53.5%)
May-18
Nov-18
May-19
Nov-19
May-20
Nov-20
May-21
Nov-21

Source: FactSet; (1) Griffon Corporation Press Release (November 23, 2021); (2) Performance measured from May 31, 2018, through December 20, 2021



Mediocre Near-Term Financial Results

Griffon claims revenue grew at an 11% CAGR the last three years, but ignores revenue declines at DE

- Only in the last week of FY 2021 did Griffon announced it had begun trying to sell that segment

Shareholders also experienced lower per share revenue growth due to a large increase in shares outstanding

Weaker Revenue Growth when Including DE

	FY 2018	FY 2021	CAGR
Griffon's Claim	$1,652	$2,271	11.2% CAGR
Add Back Defense	$326	$271	(6.0%) CAGR
Griffon incl. Defense	$1,978	$2,542	8.7% CAGR

Fully Diluted Shares Increased

FY 2018	FY 2021	CAGR
42.4	53.4	8.0% CAGR

Weak Revenue per Share Growth

FY 2018	FY 2021	CAGR
$46.6	$47.6	0.7% CAGR

FY 2018 FY 2021

Per share revenue CAGR was actually <1% the last three years

Source: FactSet


VOSS

Margins and Return on Capital Trail Peers

Over the last three years, Griffon has **consistently trailed its peers** in several key metrics:


EBITDA Margin
12.1%
11.9%
13.0%
7.5%
8.8%
9.9%
FY18
FY19
FY20


Free Cash Flow Margin
7.2%
7.8%
9.7%
0.4%
3.1%
3.7%
FY18
FY19
FY20


Return on Invested Capital
10.1%
10.2%
8.6%
5.4%
5.0%
4.3%
FY18
FY19
FY20

Griffon Proxy Peer Group Median

Source: FactSet



Consistently Low ROIC

Griffon's **ROIC has been below 6%** in each of the past eight years and has **trailed** its rolling three-year average Weighted Average Cost of Capital ("WACC") every year

GFF ROIC has been Consistently Below its WACC

	2014	2015	2016	2017	2018	2019	2020	2021
ROIC	5.9%	4.7%	4.0%	4.6%	5.4%	5.0%	4.3%	5.3%
Rolling 3-Year Avg. WACC	8.4%	7.8%	6.6%	6.6%	7.0%	6.9%	6.2%	6.6%

Source: Bloomberg; Market data as of fiscal year end, September 30



Low ROIC Partly Due to Low Margins …

Griffon's largest segment, CPP, has delivered **weak EBITDA margins**

- These have been well below those at similar segments at Stanley Black & Decker and Fiskars (Finland)
- Recently, competitors have **widened the margin gap**

FY2019 – FY2021[1] Segment EBITDA Margin

	FY 2019	FY 2020	FY 2021	Latest FY Segment Revenue[2]
GFF - CPP	9.1%	9.1%	9.4%	$1.2bn
SWK - Tools	15.2%	17.8%	18.8%	$10.3bn
FSKRS - Terra	12.7%	13.0%	14.0%	$0.6bn

Source: FactSet; (1) SWK and FSKRS report on a FY 12/31 cycle; average segment EBITDA margin reflects FY19, FY20 and YTD FY21; (2) Latest FY Segment Revenue includes FY21 Revenue for GFF and FY20 Revenue for SWK and FSKRS



...And Also Due to Inadequate Capital Allocation

Over the last three years, HBP generated more than half of Griffon's EBITDA, had the fastest growth and the highest return on assets

- Yet Griffon allocated only 30% of CapEx to HBP, while allocating 20% to the shrinking, low-return DE segment

Portion of Total EBITDA[1]

	CPP	HBP	DE
Portion of Total EBITDA[1]	36.7%	53.8%	9.6%

Portion of Total CapEx[1]

	CPP	HBP	DE
Portion of Total CapEx[1]	49.3%	30.3%	20.4%

Three-Year EBITDA CAGR

	CPP	HBP	DE
Three-Year EBITDA CAGR	14.5%	21.7%	(17.2%)

EBITDA/Assets[2]

	CPP	HBP	DE
EBITDA/Assets[2]	8.4%	24.5%	8.1%

Weakness of the conglomerate structure

Source: FactSet; (1) Percent of three-year total; (2) Average of three-year EBITDA/Ending Assets ratio


VOSS

Executive Compensation Is ~60% Of Unallocated Corporate Expense

Griffon's inefficient and unnecessary conglomerate structure costs shareholders nearly **$50 million per year** and provides no discernable value

- Executive compensation for **four NEOs** was $30.5 million in FY2021 *(**over 60% of corporate expense**)*
- NEO compensation equaled 27.4% of pretax income ($111.2 million)
- Griffon would need to cut NEO compensation by ~60% to bring NEO compensation in-line with peer median

Applying the proxy peer group median NEO compensation(1) of ~$12 million would have **increased pretax income by 16.6%**


Unallocated Corporate Expense (ex. Depreciation) vs. NEO Compensation ($mm)


Unallocated Corporate Expense ex. Depreciation
NEO Compensation
$60
$50
$40
$30
$20
$10
$0
$42
$19
$45
$23
$46
$20
$47
$25
$49
$31
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
Expenses ramped up when Ron Kramer added the Chairman role

Source: FactSet; (1) The proxy peer group median NEO compensation considers the latest FY of compensation data published, as of 12/31/2021



Executive Compensation Directly Contributes To Poor Returns

Griffon CEO Ron Kramer's **compensation as a percentage of net income** is 36%, over **10.5x the peer group median**



CEO Compensation as % of Net Income (3-Year Average)

36.0%
Peer Group Median: 3.4%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
AOS
FBHS
ALLE
HEI
AWI
SSD
UFPI
AMWD
LII
CIEN
CENT
DOOR
APOG
AIR
ROCK
PATK
NTGR
NX
WMS
CNR
GFF

Source: FactSet
Note: 3-Year Average includes latest three years of publicly available data, as of December 31, 2021; AFI excluded from peer group and median due to net loss over the past three fiscal years


VOSS

Bottom Tier Returns, Top Tier Pay

Bottom quartile TSR vs. peer group over the last 10 years

- Griffon has dramatically underperformed its proxy peer group over periods of 5+ years, despite owning strong consumer brands

Top tier CEO pay over recent and longer-term time periods

- Ron Kramer is the **highest-paid** CEO of Griffon's 21-company peer group over the past one, five and ten years
- This has resulted in large NO votes for Say-on-Pay the last two years (**49.0%** in 2021; **36.6%** in 2020)

Griffon Total Return Relative to Proxy Peer Median


50.0%
0.0%
(50.0%)
(100.0%)
(150.0%)
(200.0%)
13.5%
(61.5%)
(131.6%)
(170.6%)
1-Year
5-Year
10-Year
CEO Tenure

Cumulative CEO Compensation *($mm)*


$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$-
$19.7
$5.0
$74.1
$23.3
$110.4
$39.9
1-Year
5-Year
10-Year
Griffon Corporation
Proxy Peer Group Median

Source: FactSet; CEO tenure TSR measured starting from close of March 31, 2008, to capture the first day of Ronald Kramer's CEO tenure (April 1. 2008); market data as of December 20, 2021
Note: Cumulative CEO Compensation includes all publicly filed compensation data, as of December 31, 2021


VOSS

Why The Sudden Change in Proxy Peers?

Griffon abruptly altered its peer group during this proxy contest, dropping five companies and adding seven companies

- The new peer group was first disclosed in Griffon's preliminary proxy statement on December 21, 2021, well after Voss announced their campaign

Peers Removed from FY20


AO Smith

Armstrong Flooring


ciena


HEICO


Quanex
building products

Peers in Both FY20 and FY21


AAR


ADS


ALLEGION


AMERICAN WOODMARK


apogee


Armstrong


CENTRAL
GARDEN & PET


CORNERSTONE
BUILDING BRANDS


Fortune Brands
Home&Security


GIBRALTAR
INDUSTRIES


LENNOX
INTERNATIONAL


MASONITE


NETGEAR


PATRICK


SIMPSON
Manufacturing
COMPANY


UFP INDUSTRIES

Peers Added in FY21


CHURCH & DWIGHT CO., INC.
poly


Energizer
Holdings, Inc.


JW
JELD WEN
WINDOWS & DOORS


Leggett & Platt


LUMENTUM


Spectrum
Brands

Source: FactSet

Note: Throughout the materials, "Proxy Peer Group" refers to the twenty-one self-selected peers listed in Griffon's December 2020 Definitive Proxy Statement (see Appendix for more details)


VOSS

"Cherry picked" New Peers: Higher CEO Pay, Lower TSR

Significant rise in peer CEO compensation

- All seven newly added peers have higher CEO compensation than the median of the 2020 peer group

Worse TSR across most periods for new peers

- The seven newly added peers also have a lower median TSR, over nearly every time period, than the peers which were removed from the group

Latest FY CEO Compensation ($mm)[1]


$19.7
$5.1
$9.9
$6.0
$8.4
$8.7
$10.3
$9.4
$10.9
GFF
2020 Proxy Peer Group Median
CHD
ENR
JELD
LEG
LITE
POLY
SPB


Diverging TSR Performance Between Groups


8%
2%
59%
83%
2%
76%
220%
600%
1-Year
3-Year
5-Year
10-Year
Added Peers Median TSR
Removed Peers Median TSR

Was the peer group shift an attempt to make CEO compensation appear less outsized and performance look better?

Source: FactSet; (1) CEO Compensation includes all publicly filed compensation data, as of December 31, 2021
Note: Throughout the materials, "Proxy Peer Group" refers to the twenty-one self-selected peers listed in Griffon's December 2020 Definitive Proxy Statement (see Appendix for more details)

Flawed Corporate Governance


VOSS

Despite Trading Publicly, Griffon Looks Like a Poorly Run Family Business

57 Years of Marrying Into Griffon's Boardroom and C-Suite

1964 – Edward Garrett becomes Chairman/CEO of Griffon. Harvey Blau marries Edward Garrett's **daughter**

1966 – Edward Garrett hires **son-in-law** Harvey Blau as GFF's general counsel

1982 – Harvey Blau becomes Chairman/CEO of GFF upon his **father-in-law** Edward Garrett's death

1992 – Ron Kramer marries the **daughter** of Griffon Chairman/CEO Harvey Blau

1993 – Griffon Chairman/CEO Harvey Blau appoints his new **son-in-law** Ron Kramer to the Griffon Board

2003 – Ron Kramer becomes Vice Chairman of Griffon

2008 – Harvey Blau retires from CEO role and **son-in-law** Ron Kramer becomes CEO of Griffon

2018 – Harvey Blau passes away. **Son-in-law** CEO Ron Kramer becomes Chairman



Enriching the Family at Shareholders' Expense

The Board paid its retired CEO enormous amounts after his retirement

- Griffon's former CEO (the current Chairman and CEO's father-in-law) was paid **$12.0 million in extra benefits after retiring as CEO**, at the expense of Griffon shareholders
  - Payments included "consulting fees," life insurance premiums, medical benefits, country club dues and a personal car and driver allowance

Benefits Paid to Former CEO *After* His Retirement

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Total	$496K	$650K	$922K	$932K	$1,131K	$1,191K	$1,219K	$1,110K	$1,381K	$2,144K	$852K
Club Dues	$25K	$0K	$33K	$34K	$32K	$31K	$35K	$33K	$26K	$26K	$10K
Car and Driver	$20K	$0K	$66K	$65K	$62K	$72K	$69K	$65K	$67K	$70K	$50K
Medical Benefits	$0K	$0K	$18K	$15K	$63K	$40K	$30K	$131K	$180K	$863K	$322K
Life Insurance Premiums	$131K	$0K	$140K	$160K	$319K	$356K	$385K	$170K	$387K	$450K	$222K
Consulting Fees	$320K	$650K	$665K	$657K	$655K	$692K	$701K	$711K	$722K	$735K	$249K

Source: FactSet; Public Company Filings, Note: Mr. Blau passed away three months into the fiscal year 2018



Griffon's Corporate Governance Is Outdated

Griffon's corporate governance practices fail to meet even the most basic of acceptable modern corporate governance best practices

History of Shareholder Unfriendly Practices

- **Non-Independent Chairman**: Ronald Kramer (the current CEO) also serves as the Chairman of the Board
- **Plurality Vote Standard**: Only a plurality of votes is required to elect directors in an uncontested election
- **Lack of Engagement**: The Nominating & Governance Committee met only once during FY 2021
- **Excessive Director Tenure**: Two independent directors have served on the board for 18+ years
- **Limited Relevant Experience**: Many directors have experience in military or casinos, which are unrelated to core segments
    - Even recently added directors lack industry experience, having worked as attorneys and in real estate
- **Recent Improvements Clearly Defensive**: Board de-classification (over three years) and reduction in special meeting threshold occurred only after Voss advocated for those and delivered our nomination notice
    - ***These changes would not have happened without Voss's involvement***



Board Still Needs True Refreshment

Griffon's poor corporate governance and board structures have led to questionable board composition and independence

- Despite claims of having "refreshed six directors over last five years," one recent addition is the COO, and three others were recommended directly by the CEO

Proxy Statement (2020)	Proxy Statement (2019)	Proxy Statement (2018)
"Mr. Coben, who joined our Board in July 2020, was ***recommended for consideration*** *by our Nominating and Corporate Governance Committee* ***by Mr. Kramer****, our Chairman and Chief Executive Officer."*	*"Mr. Sight, who joined our Board in August 2019, was* ***recommended for consideration*** *by our Nominating and Corporate Governance Committee* ***by Mr. Kramer****, our Chairman and Chief Executive Officer."*	*"Ms. Stewart, who joined our Board in September 2018, was* ***recommended for consideration*** *by our Nominating and Corporate Governance Committee* ***by Mr. Kramer****, our Chairman and Chief Executive Officer."*


VOSS

Griffon Has Frequently Ignored Shareholders

Despite **consistently poor feedback from both shareholders and proxy advisors**, Griffon has made minimal changes to its Executive Compensation program

ISS (2021 Report)


Governance
7
Lower Risk
Higher Risk
Board Structure
6
Compensation
9
Shareholder Rights
7
Audit & Risk Oversight
2

*"**As with the previous year**, the proxy indicates shareholder feedback was generally positive, which is **inconsistent with the support levels** for the previous two say-on-pay votes"*

*"In light of the **committee's insufficient responsiveness** and the **unmitigated pay-for-performance misalignment**, support for the say-on-pay proposal is not warranted"*

Glass Lewis (2021 Report)


FY 2020 PAY-FOR-PERFORMANCE GRADE
100
A
B
C
D
F
PERFORMANCE PERCENTILE
0
0
100
COMPENSATION PERCENTILE

*"Given the **substantial level of opposition** to the Company's pay practices, we believe the **members of the compensation committee should have taken more initiative** to improve the Company's pay practices and programs"*

*"Furthermore, we note that the company received a pay-for-performance grade of **"D"** in our 2020 Proxy Paper, and grades of **"F"** in our 2019 and 2018 Proxy Papers. In our view, **shareholders should be concerned with the continuing sustained nature of this misalignment**"*

Source: ISS; Glass Lewis

Say-On-Pay Results

Shareholders have frequently expressed strong disapproval of Griffon's executive compensation

- Griffon has never come close to reaching the median approval rate for S&P 600 companies of 96%
- In four of the last eight years, **approval rates have been between 51% and 64%**
- 51% approval puts Griffon in the **bottom 4% of publicly listed companies in the US**
- Independent shareholder approval is far lower than total results, given the ~17% stake of insiders and the ESOP


Griffon Say-on-Pay Approval Results 2014 - 2021

***S&P 600 Median Approval**: 96%*

Year	2014	2015	2016	2017	2018	2019	2020	2021
Approval	84%	64%	83%	83%	86%	63%	63%	51%

120%
100%
80%
60%
40%
20%
0%

Source: FactSet; Activist Insight



Griffon Again Ignores Shareholders

Despite weak Say-on-Pay results, Griffon's **CEO compensation has more than doubled since 2014**

For many years, **Griffon's CEO pay has been well above the median CEO pay** among its peer group

- That **gap has widened** considerably in recent years

Griffon CEO Compensation versus Peer Group Median (2014 – 2021)

Year	Griffon CEO Ron Kramer	Proxy Peer Group Median
2014	$8.8	$3.7
2015	$6.4	$4.5
2016	$9.4	$4.9
2017	$12.3	$4.2
2018	$14.4	$4.3
2019	$11.6	$4.4
2020	$16.1	$5.1
2021	$19.7	$4.1

Source: FactSet; (1) 2021 Proxy Peer Group compensation data includes all peers which filed 2021 compensation data as of 12/31/2021; peers include: AAR Corp., American Woodmark Corp., Advanced Drainage Systems, Inc., Apogee Enterprises, Inc. (includes compensation for retiring CEO, Joseph F. Puishys) , and Central Garden & Pet Co.



Griffon CEO Wins, No Matter the Shareholder Returns He Produces

Griffon's total shareholder return has **substantially underperformed its proxy peer group median return** in eight of the last 10 years

- Over the same time frame, **Ron Kramer has ranked #1 in average pay over every trailing period**

Griffon Total Return Relative to Peer Group Median

Griffon Total Return Relative to Peer Group Median	Trailing Period	GFF CEO Avg Compensation Rank vs Peer Group
14%	1-Year	#1
(16%)	2-Year	#1
55%	3-Year	#1
(18%)	4-Year	#1
(61%)	5-Year	#1
(80%)	6-Year	#1
(69%)	7-Year	#1
(80%)	8-Year	#1
(126%)	9-Year	#1
(132%)	10-Year	#1

Axis: (150%) (100%) (50%) 0% 50% 100%

Source: FactSet; market data as of December 20, 2021


VOSS

NEOs Collect Outsized Bonuses For Easy To Achieve Targets

Through easily attainable targets, executives consistently collect have outsized bonuses

- Some bonus targets have **little or no connection to operating performance**

No metrics are tied to anything related to return on capital

ClosetMaid Bonus for Zero Growth

$2.7 million in cash

- Based on achieving $50 million EBITDA over two years at division generating $25 million/year when acquired

COVID Bonuses

$7 million payout

- Top executives received stock grants called "special awards" during 2020
- The CEO, COO, CFO, and General Counsel combined received 264,194 shares

Minimal EBITDA Growth for CFO and GC Stock Grants

Recurring ~$1.4 million in stock

- Based on minimal growth in ***any*** of the next three years
- After FY 2019 EBITDA of $200 million, target for 2020 through 2022 was set at $205 million

Temporary Stock Price Appreciation Bonus

Recurring ~$12.5 million in stock

- Bonuses based on stock being temporarily up 20% for thirty days at ***any*** point during a four-year period
- Board says, *"Requiring an increase in stock price of this magnitude is challenging."*
- Our Monte Carlo simulations predict >75% random chance of achieving this given natural stock volatility

Source: FactSet



Bonus Target – Working Capital

GFF's FY 2020 compensation program included working capital as one bonus metric

- During FY 2020, NEOs were able to **earn nearly $1.3mm from this bonus**

NEO Bonuses if Working Capital Levels are Achieved

	2020 Working Capital Level ($M)	CEO Ron Kramer	COO Bob Mehmel	CFO Brian Harris	GC Seth Kaplan	Total
Threshold	$525	$350K	$88K	$35K	$35K	$508K
Target	$545	$500K	$125K	$50K	$50K	$725K
Maximum	$565	**$867K**	**$217K**	**$87K**	**$87K**	**$1,257K**

Working Capital Driven Above Bonus Threshold by Timely Equity Raise

Management would have not achieved the bonus threshold without a $178 million equity raise just seven weeks before FY 2020 ended; the equity was raised mainly "for general corporate purposes" and has remained on GFF's balance sheet

	Working Capital Level	Hit Bonus Threshold?
Working Capital on 9/30/2020 - Pre-Equity Raise	**$420**	X
Working Capital Level Threshold for Bonus	*$525*	
Proceeds from Equity Raise on 8/14/2020	$178	
Working Capital Reported on 9/30/2020 - Post Equity Raise	**$598**	✓

Why is the Board incentivizing holding cash? Were shareholders diluted so management could hit bonus targets?

Source: FactSet



Recent M&A Exemplifies Empire Building

In December 2021, Griffon announced its **$845mm acquisition** of Hunter Fan Company from MidOcean Partners

- The merger is set to close in January, less than six weeks after it was announced
- The transaction appears to be structured specifically to **prevent Griffon shareholders from voting on it** despite it being a **related party transaction involving Griffon's Lead Independent Director** with a **lofty valuation**

We believe the **acquisition is highly concerning** for the below reasons

Unattractive Valuation

- The purchase price of 9.4x FY 2023 EBITDA was far higher than Griffon's valuation, at announcement, and high for a low growth business

Execution Risk

- The $845mm purchase price is more than 55% of Griffon's market cap and more than 35% of its enterprise value, at announcement

Conflict of Interest

- Griffon's Lead "Independent" Director Kevin Sullivan is a Managing Director at MidOcean Partners

We have not included Hunter Fan in our plan to unlock value at Griffon

- Investors do not yet have enough information to evaluate this merger

We cannot yet ascertain whether Hunter Fan is worth its purchase price, but based on interviews with industry executives the answer is a resounding **NO**

Source: Griffon Corporation Press Release (December 20, 2021)



Hunter Fan: Many Unanswered Questions

Griffon management has noted that Hunter Fan's >20% EBITDA margin "clearly improves Griffon's EBITDA and gross margins"

- The **>20% margin** is accounted for in the purchase price and **could be construed as trying to mask CPP segment margin degradation**

Questions yet to be Answered: Management has Left Shareholders in the Dark

1. How much can Griffon improve Hunter Fan's margins?
   - In the conference call announcing the acquisition, management was evasive about where synergies might exist and made no attempt to quantify them
     - *"We expect first to – once we own the business to really understand the business…" (Brian Harris, Griffon's CFO)*
2. At least one Wall Street analyst agrees with our financial analysis:
   - Raymond James expects synergies to be "mild" and forecasts a measly ~7% cash ROIC in year one
3. Will Hunter Fan's high margins be used to hide continued disappointing results for CPP's EBITDA margins?
   - Management has completely failed in its efforts to improve margins there; is this an attempt to distract from that?
4. This acquisition makes Griffon larger and more complex; will the deferential Board use that to justify larger CEO pay?

Is the Hunter Fan deal an attempt to obscure CPP's continued margin problems?

Source: Griffon Corporation's Letter to Shareholders (DEFA14A, January 10, 2022); Griffon Corporation Press Release (December 20, 2021); Griffon Corporation – Acquisition of Hunter Fan Company Transcript (December 20, 2021)



Behind The Times: While Griffon Remains Acquisitive, Superior Boards Are Splitting Companies Up

GE Will Split Into Three Units, Ending Conglomerate for Good

By Ryan Beene +Sign Up
November 9, 2021, 5:47 AM CST *Updated on November 9, 2021, 10:09 AM CST*

BUSINESS | ASIA

Toshiba, Like GE, Plans to Split Into Three Units

The move, following shareholder pressure for a more-focused structure, adds up to a de facto dismantling of a conglomerate whose roots date to 1875

United Technologies to Split Into 3 Companies, Each With a Sharper Focus

INDUSTRIALS

DowDuPont Is About to Break Up. Here's What the Parts Are Worth.

By Al Root March 6, 2019 1:25 pm ET

HEALTH AND SCIENCE

J&J plans to split into two companies, separating consumer products and pharmaceutical businesses

PUBLISHED FRI, NOV 12 2021-6:30 AM EST | UPDATED FRI, NOV 12 2021-8:38 PM EST

For the stock market's biggest companies, there may never be a better time to break up

PUBLISHED TUE, NOV 16 2021-11:08 AM EST | UPDATED WED, NOV 17 2021-5:05 PM EST

GE Breakup Spurs Questions About Conglomerate Model's Future

- Berkshire, Loews, 3M have all underperformed the market
- Even Buffett has said model earned its 'terrible reputation'



Conglomerate Structure Has Not Prevented Share Price Volatility

Theoretically, the conglomerate structure should smooth out dips in operating results and reduce share price instability

- In reality, Griffon shareholders have not experienced these diversification benefits
  1. *From December 31, 2016, to August 31, 2017*: **GFF shares fell 28.6%**, while the S&P Small Cap 600 rose 1.1%
  2. *From May 31, 2018, to December 31, 2018*: **GFF shares fell 53.5%**, while the S&P Small Cap 600 fell just 15.4%
  3. *From December 31, 2019, to March 31, 2020*: **GFF shares fell 37.6%**, while the S&P Small Cap 600 fell 32.6%

Significant Volatility in Shareholder Return Over Last Five Years[(1)]

(28.6%)
(53.5%)
(37.6%)
30.0%
20.0%
10.0%
0.0%
(10.0%)
(20.0%)
(30.0%)
(40.0%)
(50.0%)
(60.0%)
(70.0%)
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21

Source: FactSet

Unlocking Value for Shareholders



Unlocking Value

Voss Capital’s plan to unlock shareholder value at Griffon includes the following steps:

- Sale of Defense Electronics
- Explore Alternatives for HBP
- Use Cash to Reduce Debt and Pay Special Dividend
- Right-size Corporate Overhead
- Improve Margins at CPP



Griffon: Fiscal Year 2022 Assumptions

In our analysis, Voss Capital made the following assumptions for Griffon's FY 2022

Company-Wide Assumptions

Company wide results in line with management's guidance (*all figures exclude DE)*

- *Total Revenue of $2.5bn*
- *Segment (CPP + HBP) EBITDA of $300mm*
- *Corporate Expense of $49mm*

Segment Assumptions

CPP

1. **Revenue of $1.23bn (flat vs. FY 2021)**
   - Supply chain issues causing big box retailers to diversify supplier bases, may be losing some shelf space and bleeding market share
2. **EBITDA of $94mm versus $116mm in FY 2021**
3. **EBITDA margins of 7.6% versus 9.4% in FY 2021**
   - Cost pressure with labor, transport and supply chain disruptions expected to continue in 1H 2022

HBP

1. **Revenue of $1.27bn (22% growth from FY 2021)**
   - Supply chain issues dampening volume growth
   - Commercial end market growth accelerating
   - High teens price increases
2. **EBITDA of $205 mm versus $181mm in FY 2021**
3. **EBITDA margins of 16.1%, versus 17.4% in FY 2021**
   - Facing cost pressures, but passing through large price increases



DE: Business being Sold After Prolonged Value Destruction

In September, the Company announced it was reviewing strategic alternatives for this **small and unrelated segment**

- The Company repeatedly expressed optimism about this segment over the past five years, while **revenue fell 38%**
  - Can the current Board be trusted to divest assets at the optimal time to maximize shareholder value?

Optimistic Statements Amidst Declining Annual Revenue *($mm)*

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021
Defense Electronics FY Revenue ($M)	$436	$412	$326	$340	$341	$271

November 2016[1] *"Very well positioned for growth in Telephonics"*

November 2018[2] *"We are very, very confident about the long-term prospects for Telephonics"*

January 2020[3] *"We want to keep that business for a very long time and build it"*

September 2021[4] **Exploring Alternatives for DE**

Source: FactSet; (1) Q4 2016 Earnings Call; (2) Q4 2018 Earnings Call; (3) Q1 2020 Earnings Call
(4) Includes divestiture of SEG segment within Defense Electronics, divested segment revenue ~ $30 million



DE: Attractive M&A Environment

M&A has been recently strong within the Aerospace and Defense sector, particularly within the Defense Electronics industry

- Raymond James called GFF's DE segment *"possibly the one **most richly valued by strategic peers**"* and "*peg[ged] ultimate after-tax proceeds of a [DE] sale at ~$325M or so (i.e., **a ~$400M transaction**, or mid teens multiple per management's prior assertions)."*(1)

We are hopeful the company can complete a sale before it further destroys value

DE Comparable Transactions

Target	Acquirer	Date	EV	EV/EBITDA	Description
Abaco Systems	AMETEK	Mar-21	$1,350	-	Advanced visualization systems for aerospace and defense applications
Cubic Corp.	Veritas Capital	Feb-21	$3,477	14.7x	Communications, intelligence, surveillance and reconnaissance for defense
Coherent	II-VI Inc.	Feb-21	$7,009	59.7x	Laser sources for microelectronics and display manufacturing for life sciences/defense
FLIR	Teledyne Tech.	Jan-21	$7,987	17.1x	Thermal imaging cameras and sensors for military/government agencies
L3 Technologies	Harris Tech.	Oct-18	$18,985	13.6x	Surveillance and reconnaissance systems for military/government agencies

Median	15.9x

At 15.9x FY 2021 EBITDA, Griffon's DE business would be worth $382 million

Source: CapitalIQ; Aerospace and Defense M&A Transactions as of December 27, 2021
(1) Sam Darkatsh & Joshua Wilson, Raymond James, November 2021



HBP: Value suppressed by Conglomerate Structure

Given the continued strength of the HBP segment, as well as the high-levels of interest in the industry, we believe now is an opportune time to explore selling the business

- We believe the HBP segment can achieve **EBITDA of $205mm** in FY2022
- *"Now is the time for building products and materials companies to take advantage of* ***surging interest in the space…*** *This is an ideal environment for sellers… there is* ***unlikely to be a better time to exit than right now.****"*

- Michael Williams & Tim Webb, Managing Directors at Harris Williams *(Building Products Focused Investment Bank)*, July 2021

HBP Comparable Transactions

Target	Acquirer	Date	EV	EV/EBITDA	Description
Boral	Westlake	Oct-21	$2,150	11.0x	Residential roofing, siding, shutters, decorative stone, and windows
Chamberlain	Blackstone	Sep-21	$5,000	15.0x	Residential and commercial door openers
Spectrum Home & Hardware	Assa Abloy	Sep-21	$4,300	14.0x	Residential door locks (67%), faucets (21%), builder's hardware (12%)
DBCI	Janus (JBI)	Aug-21	$168	12.0x	Commercial rolling steel doors
CHI Overhead Doors	KKR	Jul-15	$1,225	12.0x	Residential and commercial garage doors

Median **12.0x**

At 12.0x EBITDA, this segment would be worth $2.5 billion, over 100% of Griffon's current enterprise value



Bloated Corporate Overhead

Griffon shareholders derive little value from the nearly **$50 million in annual corporate overhead expenses**

- NEO compensation is the majority of the corporate overhead and significantly exceeds compensation levels at peers
- There is no business reason for the company to have an office on Fifth Avenue in Manhattan
  - The company owns two manufacturing facilities on Long Island which could house corporate headquarters

Opportunity to right size corporate expenses as a less complex company with more appropriate executive pay levels

	NEO Comp.	NYC Office Lease	Audit Fees	Board Fees	Other	D&A	Total
2021	$30.5	$1.5	$3.1	$2.1	$11.4	$0.5	$49.1
Pro-Forma	$12.0	$0.0	$2.5	$2.1	$7.5	$0.5	$24.6
Assumptions:	*Move in line with peers' compensation*	*Move corporate headquarters; lease expires 2025*	*DE sale will reduce costs*		*Simpler, more focused company*		*49% Savings*

We believe ~$25mm is an appropriate level; potential cost reduction of $24mm is ~22% of FY 2021's pretax income

Source: FactSet; Griffin Corporation 10-K filed, for period end September 30, 2021; Griffin Corporation Definitive Proxy Statement for Contested Solicitations (December 28, 2021)
Note: Lease costs and all "Pro-Forma" estimates are Voss beliefs and/or estimates



CPP: Room for Margin Improvement

CPP's EBITDA margins have been far lower than at similar segments at Stanley, Black & Decker and Fiskars (Finland)

- CPP has twice the revenue of Fiskars' Terra segment, but its margins have been 400 basis points lower



FY2019 – FY2021[(1)] Average Segment EBITDA Margin

	GFF - CPP	SWK - Tools	FSKRS - Terra
Average Segment EBITDA Margin	9.2%	17.3%	13.2%
Latest FY Segment Revenue[(1)]	$1.2bn	$10.3bn	$0.6bn

Source: FactSet; (1) SWK and FSKRS report on a FY 12/31 cycle; average segment EBITDA margin reflects FY19, FY20 and YTD FY21



CPP: Failure Of Current Margin Improvement Plan

In November 2019, Griffon announced the "AMES Strategic Initiative" in an effort to improve operations in the CPP segment

- Just one year later, **despite limited visible success**, Griffon expanded the initiative
  - The updated completion date is December 2023, with projected cash and non-cash costs of $130mm and with $30-35mm in annual cash savings

So far, Griffon has **spent $40mm** on this project. Yet **CPP EBITDA margins have barely changed**

- CPP's EBITDA **margin in FY 2022 is expected to be lower** than before this project began

FY2019 – FY2021 CPP Segment EBITDA Margin


9.1%
9.1%
9.4%
FY 2019
FY 2020
FY 2021

Where is the board oversight on this unsuccessful project?

Source: FactSet; (1) Griffon Corporation Q4 2021 Earnings Call, Brian Harris

CPP: Margin Improvement Can Drive Value

The CPP segment should be able to achieve margins in line with those of Fiskars

- If Griffin were able to achieve EBITDA margins in line with Fiskars, we believe the **CPP segment could be worth $1.5bn**

The Company should refocus its margin improvement efforts and publicly commit to specific targets

- The **company's lack of progress here suggests the need for greater board oversight**

Significant Opportunity for EBITDA Expansion with Fiskars Margin Profile (FY2019 – FY2021[1])

	GFF (FY21)	GFF (FY22E)	GFF (PF FY22E)
EBITDA	$116	$94	$162
EBITDA Margin	9.4%	7.6%	13.2%

Potential for the Improved CPP Segment to Nearly Equal Current Griffon Equity Cap

$162	*FY22E Segment EBITDA at Fiskars' Margin Profile ($1.2bn segment revenue)*
9.3x	*Fiskars' 5-year Median EV/NTM EBITDA Multiple*
$1.5 bn	*Pro-Forma Segment Enterprise Value*

At 9.3x EBITDA (equal to Fiskars), this segment would be worth $1.5 billion, 60% of Griffon's current enterprise value

Source: FactSet; (1) FSKRS reports on a FY 12/31 cycle; average segment operating margin reflects FY19, FY20 and YTD FY21


VOSS

Path To Value Creation

GFF Share Price[(1)]

$24.87

Potential Value per Share:

$28.23 + $22.21 = $50.44

$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0

Current GFF Eq. value

Cash proceeds from sale of DE

Cash proceeds from sale of HBP

Debt paydown

Cash dividend to shareholders

PF CPP Eq. value

Total Eq. value plus cash dividend

1

2

3

4

Source: FactSet; CapitalIQ; (1) Market data as of December 20, 2021



PATH TO VALUE CREATION

Current Griffon Valuation

Share Price	$24.87	Debt	$1,046
Shares	56.7	Cash	-$249
Market Cap	**$1,410**	**Enterprise Value**	**$2,207**

Pro-Forma Griffon Valuation and Return

1 Sell DE

Value	**$382**
Estimated Taxes	($72)
Cash Proceeds from DE	**$310**

2 Sell HBP

Value	**$2,460**
Estimated Taxes	($395)
Cash Proceeds from HBP	**$2,065**

3 Pay Down Debt + Dividend

Pro Forma Cash[1]	$2,624
Debt	$1,046
Debt Pay Down	($800)
Pro Forma Debt	$246
Cash After Debt Pay Down	$1,824
Special Dividend	$1,600
Cash After Special Dividend	$224
Special Dividend Per Share	**$28.23**

4 Improve CPP Tools

FY 2022 CPP Revenue	$1,230		
CPP Segment Margin	7.6%	*Target CPP EBITDA Margin*	*13.2%*
FY 2022 Consumer Tools EBITDA	$94	*Target CPP EBITDA*	*$162*
		- Right Sized Griffon Corporate Expenses	*$25*
		Target Griffon EBITDA	*$138*
		EV/EBITDA Multiple	***9.3x***
		Target Value	***$1,281***
		Net Debt	*$22*
		Equity Value	*$1,259*
		Pro Forma CPP Value Per Share	**$22.21**

Total Per Share Value for GFF Shareholders	**$50.44**
Return	**103%**

Source: FactSet; CapitalIQ; (1) Current cash balance plus proceeds from sales of DE and HBP segments

VOSS'S INDEPENDENT DIRECTOR NOMINEE

Overview of Voss Nominee: Charlie DIAO



H.C. Charles Diao

Managing Director of Diao & Co. LLC, a provider of M&A and strategic advisory services to corporate clients

Extensive experience as a public company director and executive

- Chaired key committees as a director
- Led corporate development function at two public companies
- Key roles in acquisitions, spinoffs and company sales

Prior Public Company Director Experience


TURNING POINT
BRANDS

Turning Point Brands: Director since 2012

- Current Committee(s): Audit Committee *(Chairman)*; Nomination, Governance & ESG Committee
- Former Committee(s): Compensation Committee


Media
General

Media General: Director from 2013 to 2017 (Joined via merger with Young Broadcasting)

- Former Committee(s): Nominating and Governance Committee *(Chairman)*
- Board tenure include the Company negotiating a sale to Nexstar Broadcasting

Prior Executive Experience


DXC
TECHNOLOGY

DXC Technology: SVP-Finance & Corporate Development and Treasurer, from 2017 to 2021

- Oversaw acquisitions of Luxoft, Molina Medicaid Solutions and Xchanging plc
- Led transaction team that spun off federal government contracting business to form Perspecta, Inc.


CSC

Computer Sciences Corp.: VP– Finance, Corp. Development and Treasurer, 2012 to 2017

- Led transaction team on merger with SRA International to form CSRA Inc.

- Previously, 20+ years' experience as investment banker and merchant banker at Bear, Stearns and Prudential



CONCLUSION

- **Total shareholder return (TSR)** in the **bottom third** of peer group over the past **five years** and in the **bottom quartile** over the past **ten years**
  - Recent revenue per share growth and ROIC subpar
- Attractive underlying businesses whose values are being diluted by:
  - Outdated conglomerate structure: **$50 million per year in unallocated corporate costs**
  - Egregious management compensation: **$30 million paid to top four executives in 2021**
- Largest segment (Consumer & Professional Products) has **margins well below peers'**

Griffon shareholders deserve:

- **Focused effort to improve margins at** Consumer & Professional Products
- **Comprehensive strategic review**
  - A full strategic review could result **in over $50/share** for shareholders
- **Truly independent Board nominee**
  - Voss Capital has nominated one highly qualified individual, Charlie Diao, who will provide *truly* independent oversight and work to unlock value for all shareholders

Source: FactSet
Note: Throughout the materials, "Proxy Peer Group" refers to the twenty-one self-selected peers listed in Griffon's December 2020 Definitive Proxy Statement (see Appendix for more details)



Appendix



Griffon's Peers

In our analysis, Voss Capital considered the following companies to be Griffon's peers; these are the same companies that Griffon identified as peers in its December 2020 Definitive Proxy Statement

- A. O. Smith Corporation
- Advanced Drainage Systems, Inc.
- American Woodmark Corporation
- Armstrong Flooring, Inc.
- Central Garden & Pet Company
- Cornerstone Building Brands Inc
- Gibraltar Industries, Inc.
- Lennox International Inc.
- NETGEAR, Inc.
- Quanex Building Products Corporation
- UFP Industries, Inc.
- AAR Corp.
- Allegion PLC
- Apogee Enterprises, Inc.
- Armstrong World Industries, Inc.
- Ciena Corporation
- Fortune Brands Home & Security, Inc.
- HEICO Corporation
- Masonite International Corp.
- Patrick Industries, Inc.
- Simpson Manufacturing Co., Inc.

Source: FactSet; Griffon Corporation Definitive Proxy Statements, for Period End 28-Jan-21, filed on December 16, 2020


VOSS

CPP Competitors

We believe Stanley Black & Decker's Tools and Storage segment and Finnish company Fiskars' Terra segment are close competitors of Griffon's CPP segment

Griffon CPP

- Hand tools (hammers, axes)
- Garden equipment (rakes, hoes, hoses, snow shovels)
- Shelves for indoor closets / brooms



$1,229mm of FY2021 Revenue

48.4% of Company Revenue

SWK Tools and Storage

- Hand tools (hammers, knives, saws)
- Power tools (drills, saws, hedge trimmers, lawn mowers)
- Storage solutions (tool chests)



$10,330mm of FY2020 Revenue

71.1% of Company Revenue

Fiskars Terra

- Hand tools (hammers, knives, bolt cutters)
- Garden equipment (rakes, hoes, snow shovels, bags for yard waste)



$563mm of FY2020 Revenue

44.2% of FY2020 Revenue

Sources: FactSet; Annual Reports and websites of Griffon, Stanley Black & Decker and Fiskars


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